EXHIBIT 21.1

LIST OF SOLAREDGE SUBSIDIARIES

Name	Jurisdiction of organization
SolarEdge Technologies Ltd.	Israel
SolarEdge Technologies GmbH	Germany
SolarEdge Technologies China	China
SolarEdge Technologies (Australia) PTY Ltd.	Australia
SolarEdge Technologies (Canada) Ltd.	Canada
SolarEdge Technologies (Holland) B.V.	The Netherlands
SolarEdge Technologies (Japan) Co., Ltd.	Japan
SolarEdge Technologies (France) SARL.	France
SolarEdge Technologies (UK) Ltd.	United Kingdom
SolarEdge Technologies Italy S.R.L.	Italy
SolarEdge Technologies (Bulgaria) Ltd.	Bulgaria
Guangzhou SolarEdge Machinery Technical Consulting Co. Ltd	China
Solaredge Teknoloji A.Ş.	Turkey